September 11, 2024
VIA EDGAR
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:    Jenny O’Shanick
Re:         Gogoro Inc.
Registration Statement on Form F-3
Filed August 23, 2024
File No.     333-281734
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Gogoro Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:30 A.M., Eastern Daylight Time on September 13, 2024, or as soon as practicable thereafter.
If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.
The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Yi Gao of Simpson Thacher & Bartlett LLP at +852-2514-7620 or via email at ygao@stblaw.com.

Very truly yours,

GOGORO INC.

By:	/s/ Bruce Morrison Aitken
Name:	Bruce Morrison Aitken
Title:	Chief Financial Officer